UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       INDUSTRIAL ELECTRIC SERVICES, INC.
                      -------------------------------------
                                (NAME OF ISSUER)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    456101104
                                   -----------
                                 (CUSIP NUMBER)


                                  Edward Lynch
                    289 Blue Sky Parkway, Lexington KY 40509
                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 January 5, 2007
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 456101 10 4
--------------------------------------------------------------------------------
1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edward Lynch
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |X|  (b) |_|
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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      Number of            (7)   SOLE VOTING POWER

      Shares                     15,000,000 [1]
                           -----------------------------------------------------
      Beneficially         (8)   SHARED VOTING POWER

      Owned by                   N/A
                           -----------------------------------------------------
      Each Reporting       (9)   SOLE DISPOSITIVE POWER

      Person With                15,000,000 [1]
                           -----------------------------------------------------
                           (10)  SHARED DISPOSITIVE POWER

                                 N/A
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,000,000 [1]
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) *

      N/A
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      97.7%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON *

      IN
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of INDUSTRIAL ELECTRIC SERVICES, INC. The principal executive offices of INDUSTRIAL ELECTRIC SERVICES, INC. are located at 289 Blue Sky Parkway, Lexington KY 40509.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Edward Lynch. Mr. Lynch's business address is 289 Blue Sky Parkway, Lexington KY 40509. Mr. Lynch is a Director and the President of Industrial Electric Services, Inc.

(d)-(e) During the last five years, Mr. Lynch: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lynch is a citizen of the United States.

ITEM 3. Source of Amount of Funds or Other Compensation

Under an exchange agreement in August 2005, Industrial Electric Services, Inc. issued 15,000,000 shares of our common stock to acquire the member interests in Industrial Electric Services, LLC owned by Mr. Lynch. The member interests were owned 60% by Mr. Lynch and he was issued 9,000,000 shares. The remaining 6,000,000 shares owned by Mr. Lynch were acquired in 2006 from Keith Yates, the exchanger of the 40% of the member interests.

ITEM 4. Purpose of Transaction

Mr. Lynch individually, and indirectly through the Industrial Electric Services, acquired the securities of Industrial Electric Services, Inc. for investment purposes. Depending on general market and economic conditions affecting Industrial Electric Services, Inc. and other relevant factors, Mr. Lynch may purchase additional securities of Industrial Electric Services, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Lynch does not have any plans or proposals which, except as described in or which may be the result of a transaction described in (a) - (g) below, relate to or result in:

(a) the acquisition by any person of additional securities of Industrial Electric Services, or the disposition of securities of Industrial Electric Services, except that Mr. Lynch has engaged in discussions concerning sale of his controlling interest in the company for which there are no binding agreements, commitments or understandings as of the date of this Schedule 13D;

(b) except as such may occur upon a sale of Mr. Lynch's controlling interest as described in (a), an extraordinary transaction, such as a merger, reorganization or liquidation, involving Industrial Electric Services, Inc.;

(c) except as such may occur upon a sale of Mr. Lynch's controlling interest as described in (a), a sale or transfer of a material amount of assets of Industrial Electric Services or any of its subsidiaries;

(d) except as such may occur upon a sale of Mr. Lynch's controlling interest as described in (a), any change in the present board of directors or management of Industrial Electric Services, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) except as such may occur upon a sale of Mr. Lynch's controlling interest as described in (a), any material change in the present capitalization or dividend policy of Industrial Electric Services, Inc.;

(f) except as such may occur upon a sale of Mr. Lynch's controlling interest as described in (a), any other material changes in Industrial Electric Services, Inc.'s business or corporate structure;

(g) except as such may occur upon a sale of Mr. Lynch's controlling interest as described in (a), changes in Industrial Electric Services, Inc.'s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Industrial Electric Services by any person;

(h) causing a class of securities of Industrial Electric Services, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Industrial Electric Services, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) Edward Lynch beneficially owns 15,000,000 shares of Common Stock, no par value, of Industrial Electric Services, Inc. The shares of Common Stock beneficially owned by Mr. Lynch constitute approximately 97.8% of the total number of shares of common stock of Industrial Electric Services, Inc. Applicable percentages are based upon 15,350,000 shares of common stock outstanding as of January 5, 2007.

(b) Mr. Lynch has a power to vote or to direct the vote, and a power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Lynch.

(c) Mr. Lynch acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Lynch.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 5, 2007

By: /s/ Edward Lynch
    -----------------------------
    Edward Lynch